

Mail Stop 3233

January 21, 2016

<u>Via E-mail</u>
Assaf Ran
Chief Executive Officer
Manhattan Bridge Capital, Inc.
60 Cutter Mill Road, Suite 205
Great Neck, New York 11021

> **Re: Manhattan Bridge Capital, Inc.**
> **Registration Statement on Form S-11**
> **Filed January 6, 2016**
> **File No. 333-208894**

Dear Mr. Ran:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we note your disclosure that MBC Funding II Corp., a wholly-owned subsidiary of Manhattan Bridge Capital, Inc. is offering Notes and that Manhattan Bridge Capital will guarantee MBC Funding II Corp.'s obligations under the Notes. In light of this, it appears that MBC Funding II Corp. should be a registrant on the registration statement for the offering of Notes.

For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing an amendment to correct the deficiencies. You may contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 if you have any questions or, in her absence, me at (202) 551-3233.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Stephen A. Zelnick
        Morse, Zelnick, Rose & Lander LLP